NEWS RELEASE                                                                                  January 15, 2007

CANETIC RESOURCES TRUST RELEASES 2006 US TAX

REPORTING INFORMATION

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) – Canetic Resources Trust (“Canetic”) today released information necessary for 2006 United States (“U.S.”) unitholder tax reporting. We believe that for U.S. Federal income tax purposes, the units of Canetic more likely than not will be properly classified as equity in a corporation, rather than debt, and that distributions paid to its individual U.S. unitholders will be “Qualified Dividends” under the Jobs and Growth Tax Relief Reconciliation Act of 2003. There are certain circumstances where the distributions may not be Qualified Dividends (such as situations where individual unitholders do not meet a holding period test). As such, the portion of the distributions made during 2006 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains with respect to eligible unitholders.

The portion of Canetic’s trust distributions that is considered a dividend for U.S. Federal income tax purposes is determined based upon the greater of Canetic’s current or accumulated earnings and profits (“E&P”) as determined in accordance with U.S. Federal income tax principles. Canetic is currently in the process of calculating its E&P under U.S. tax law.

With respect to cash distributions paid in 2006 to U.S. individual unitholders, the percentage to be reported as a taxable qualified dividend and the percentage to be reported as a non-taxable return-of-capital distribution will be available upon completion of the E&P calculations and, in any case, before February 28, 2007.  Another press release will be made at that time which will report this information. The press release will be made available on Canetic’s website at www.canetictrust.com.

U.S. unitholders who hold their Canetic units through a broker or other intermediary should receive tax reporting information directly from the broker or intermediary. We expect the broker or intermediary will issue a Form 1099-DIV “Dividends and Distributions” or a similar substitute form. Registered unitholders will receive a Form 1099-DIV directly from Canetic’s transfer agent prior to January 31, 2007. We have every reason to believe the Canetic dividends should appear as “Qualified Dividends” on line 1(b) of the Form 1099-DIV for 2006 since the Trust has taken measures to ensure it has been included as a “qualified foreign corporation” on a database established and maintained by several U.S. brokerage firms. Unitholders are encouraged to check their Form 1099-DIV to ensure the dividend amount is correctly identified as a “Qualified Dividend”.

The content of this press release has no impact on Canadian resident taxpayers.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com, the SEC’s website at www.sec.gov or Canetic’s website at www.canetictrust.com.